May 1, 2006


Mr. Michael Moran
Accountant Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549


Re:      Steven Madden, Ltd.
         Form 10-K for the fiscal year ended December 31, 2004
         Filed March 16, 2005

         Form 10-K for the fiscal year ended December 31, 2005
         Filed March 14, 2006

Dear Mr. Moran:

This letter is in response to your letter dated March 30, 2006 to Arvind Dharia, Chief Financial Officer of Steven Madden, Ltd. (the "Company"). We appreciate and share in the Staff's objective to enhance the overall disclosure in our filings.

Our response to your comment is set forth below. For your convenience, we have also included the text of your comment.

Form 10-K for the Year Ended December 31, 2004
----------------------------------------------

Note K - Operating Segment Information, page F-26
-------------------------------------------------

     1. We have read your response to our prior comment (2) of our letter dated January 11, 2006. You note that you have aggregated several operating segments into the wholesale reportable segment based upon similar economic characteristics. The example you provide in support of your assertion of similar economic characteristics is based upon gross margins which you claim range from 42% to 45%. Based upon our review of your 10-K for the three year period ended December 31, 2004, it appears that the gross margins for the eight operating segments that comprise the wholesale reportable segment ranged from a low of 9% to a high of 49% and generally were in a range of 26% to 36%. Further, you do not address other economic measures such as sales and income from operations. We note that income from operations as a percentage of sales for the operating segments ranged from a loss to in excess of 10% of sales. We also note that the trends in both sales and profitability experienced by the operating segments were not consistent as, for example, there have been significant sales declines in the l.e.i. Footwear and Stevies segments while the Madden Women's segment has had
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         a modest sales increase. Our observations are based upon annual figures that you have previously disclosed and would not be expected to be overly influenced by quarter to quarter fluctuations. We request that you revise future financial statements to provide disaggregated segment disclosures in the notes to your financial statements or provide us with a more detailed analysis supporting your assertion that the operation segment that you aggregate into the reportable segment titled wholesale complies with the guidance of SFAS 131 paragraph 17.

         Company Response
         ----------------

         We continue to believe that our wholesale divisions have similar long-term economic characteristics and should be presented as one reportable segment on our financial statements.

         The Company's wholesale divisions, designated by brand names, function as one cohesive unit with one senior management team and similar production processes, types of customers and distribution methods. We manage the wholesale division as a single entity and their shared operations and organization are structured accordingly. This can be illustrated by the following examples:

         [a] Product. The Company's brands are all targeted principally for the same customer, fashion conscious young men and women as well as children who shop in department and specialty stores. This is the customer the Company knows best and the Company has been very successful at marketing footwear to this demographic. Management recognizes that as a brand matures it becomes more difficult to sustain growth in that brand. In the fashion market, and in particular in the moderate price junior market that the Company serves, there is often a limited life to a brand. The Company diversifies its list of brands to invigorate the overall product line and in some cases, to replace brands that have become obsolete. The design concept of our shoes is similar across the brands, and the development of each brand's catalog is done at the corporate level to insure the coordination of the Company's product offerings. Over the life of our brands, the long-term financial performance of each brand is similar.

         [b] Design. One Creative and Design Chief heads the design function for all of our brands. As mentioned above, the Company's strength has been in designing shoes for the moderate price junior consumer, and having one Creative and Design Chief has insured that the Company continues to appeal to this demographic.

         [c] Selling. The wholesale divisions are managed by one Executive Vice President of Sales. Our brands are distributed through similar retail channels, and it is important to have a uniform approach to the Company's customers. For example, the Company's sales force is organized by customers and thus many of our sales people represent
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              several of our brands. The Company's selling support to the wholesale customers is centralized on a corporate level to insure that allowances and markdowns are efficiently allocated to provide the most favorable impact for the Company. The selling function of the wholesale division is managed as a single entity.

         [d] Production. One Vice President of production manages the production process for all the wholesale divisions. The brands are manufactured at third-party factories located mostly in China and Brazil. Production is placed with a particular factory based on the type of shoe, and thus one factory can be manufacturing a similar shoe type for several of our brands at one time. This unified approach to production insures that the Company is leveraging its volume strength to get competitive pricing, timely deliveries and acceptable product quality.

         [e] Distribution. All of the Company's brands are distributed from two third-party warehouses, one in California and one in New Jersey. The method of distribution is determined by the customer (not by the brand). For example, department stores are shipped in pre-packed boxes and are shipped via customer designated third-party consolidators.

         In your letter, you noted that there is a difference between the 42% to 45% gross margin we discussed in our first letter and the gross margins we report in the MD&A section of our 10-K. 42% to 45% is the initial margin (if all units produced are sold at list price) for all of our divisions. In other words, all divisions price their shoes to yield a gross margin between 42% and 45%. Actual net margins reported in our Form 10-K reflect dilution of these targeted margins as a result of off-price sales and by markdowns and allowances. The net margin of a brand is affected by the maturity of the brand. To establish market share for a new brand, it is often necessary to support the brand with a greater than normal amount of markdowns and allowances, resulting in a lower net margin. As a brand gains traction, the margins will increase, and as a brand matures, the margins will start to decrease. For example, in 2004, Unionbay was new to the market place. In an attempt to establish the brand with consumers, Unionbay issued a significant amount of markdowns and allowances resulting in a very low margin of 9%. Although from year to year, the net margin of a brand can vary, over time, the net margin of each of our brands will tend to average between 28% and 33%.

         You point out in your letter that operating profit varies significantly from division to division. Because the operating structures of our wholesale divisions are similar, operating expenses as a percent of sales is consistent among the divisions (ranging from 23% to 28% in
         2005). Therefore, the profitability of a wholesale division depends primarily on the gross margins of that division. As stated above, the initial targeted margins of each wholesale division are similar, and it is the levels of off-price sales and markdowns and allowances that
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         cause the gross margins, and thus the profitability, of each wholesale division to vary over the life of its brand.

         The Company believes that the guidelines of SFAS 131 support the Company's decision to aggregate the wholesale divisions. For example, paragraph 10b of SFAS 131 discusses operating results reviewed regularly by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segments. The Company's Chief Operating Officer (its chief operating decision maker) does review operating information regarding the different wholesale divisions, primarily to monitor the individual brands performance in the market place. As described in this letter, within the wholesale divisions, most of the resources are centralized at the corporate level (i.e., corporate design and corporate sales teams) and thus allocation is not an issue. The COO primarily allocates resources between our wholesale, retail and private label divisions. These allocation decisions include inventory investments, capital expenditures and personnel requirements.

         To reiterate from our previous letter, paragraph 17 of SFAS 131 describes several economic characteristics that should be used to determine if operating segments are similar. An analysis of these characteristics indicates that our brands under the Wholesale segment are similar as follows:

         (a) The nature of the products. All of our wholesale divisions market and distribute shoes to retailers across the United States.

         (b) The nature of the production processes. The production process for our various brands is identical. Their design and sample processes are alike, they all use third-party factories and their quality control procedures are the same.

         (c) The type or class of customer for their products. All of our brands are distributed to department stores as well as specialty and independent stores. Many of our wholesale customers carry several of our product lines in their footwear departments.

         (d) The methods used to distribute their products. All of our brands are distributed from third-party warehouses. The normal shipping terms for all our brands is FOB warehouse and they are all shipped via the customers nominated carriers and/or common carriers as per the routing instructions of our customers.

         (e) The nature of the regulatory environment. This category does not apply to our business.

         Management believes that the directives of SFAS 131 indicate that it is proper for the Company to aggregate its wholesale divisions into one operating segment for footnote presentation. The Company also believes
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         that it is not common practice in the fashion footwear and apparel industry to report segment information on a brand basis. In fact, many companies in the industry use a similar format to Steven Madden Ltd., reporting a wholesale and retail segment. It is the opinion of Management that its footnote on segment reporting in its Form 10-K for the years ended December 31, 2004 and 2005 constitutes proper disclosure.

In connection with our response to your comment outlined above, the Company acknowledges the following:

     o the Company is responsible for the adequacy and accuracy of the disclosure in filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


We welcome the opportunity to discuss any aspect of this letter with you further.

Sincerely,



/s/ ARVIND DHARIA
-----------------------
Arvind Dharia
Chief Financial Officer